UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  E-Z-EM, Inc.
                                (Name of Issuer)

                     Common Stock, $.10 par value per share
                         (Title of Class of Securities)

                                    269305405
                                 (CUSIP Number)

                                 Linda B. Stern
                              23 I.U. Willets Road
                          Old Westbury, New York 11568
                                 (516) 997-0468
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    (Copy to)
                              Scott M. Tayne, Esq.
                       Davies Ward Phillips & Vineberg LLP
                 625 Madison Ave, 12th Floor, New York, NY 10022
                                 (212) 308-8866

                                  May 18, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.  269305405

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Estate of Howard S. Stern.   EIN: 26-6028365
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York State
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,880,974
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,880,974
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,880,974
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  269305405

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Linda B. Stern.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    100,305
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,880,974
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           100,305
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,880,974
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,981,279
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Introduction

      This Amendment No. 1 to Schedule 13D amends the Schedule 13D (the "Statement") filed by Linda B. Stern ("Linda Stern" or "Mrs. Stern") and the Estate of Howard Stern (the "H. Stern Estate" and, with Linda Stern, the "Reporting Persons") on January 23, 2006, relating to the acquisition of beneficial ownership of shares of common stock, par value $0.10 per share (the "E-Z-EM Common Stock"), of E-Z-EM, Inc. ("E-Z-EM"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Statement and, unless amended hereby, all information previously filed remains in effect.

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 is hereby deleted and replaced in its entirety by the following:

      Howard S. Stern ("Howard Stern" or "Mr. Stern") died on December 28, 2005. At the time of his death, Mr. Stern beneficially owned 1,981,279 shares of E-Z-EM Common Stock, including options for 33,475 shares, of which 100,305 shares were jointly owned, with right of survivorship, with Linda Stern. Mr. Stern obtained these shares in connection with the founding of E-Z-EM in 1962 and through subsequent stock splits, stock dividends, stock grants received as a member of the E-Z-EM board of directors, and stock option exercises. He received the outstanding stock options as part of his compensation for serving as Chairman and a director of E-Z-EM. On January 13, 2006, the Nassau County Surrogate's Court issued Letters Testamentary appointing Linda Stern, Mr. Stern's wife, the executor of the H. Stern Estate under the last will and testament of Howard Stern (the "H. Stern Will"). Under the H. Stern Will, Mrs. Stern is a discretionary beneficiary of a "credit shelter" trust, the sole lifetime beneficiary of a "QTIP" trust, which is the beneficiary of one-half of Mr. Stern's residuary estate, and the direct outright beneficiary of the other-half of the residuary estate. She is also a co-trustee of the two trusts. Substantially all of the shares of E-Z-EM Common Stock owned by the H. Stern Estate will pass into Mr. Stern's residuary estate.

Item 4. Purpose of Transaction

      Item 4 is hereby amended by adding the following immediately before the last paragraph thereof.

      On May 18, 2006 Mrs. Stern entered into a sales plan for E-Z-EM Common Stock with Goldman, Sachs & Co. ("Goldman, Sachs"). The sales plan is intended to comply with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934. The sales plan, which will terminate no later than December 29, 2006, provides for sales through Goldman, Sachs of up to 64,000 shares of E-Z-EM Common Stock during the term of the plan, commencing when sales begin under a similar sales plan to be entered into at a later date by Mrs. Stern with respect to shares of common stock of AngioDynamics, Inc., but no earlier than July 2006. Mrs. Stern has adopted the sales plan for diversification and liquidity purposes. Mrs. Stern may modify the sales plan from time to time or terminate the plan in accordance with its terms. The sales plan with Goldman, Sachs is filed as Exhibit 10.6 to this Amendment No. 1 and is incorporated by reference into this Item 4.

Item 5 Interest in Securities of the Issuer.

      Items 5(a) and (b) of the Statement are hereby deleted and replaced in their entirety by the following:

      (a) The H. Stern Estate has direct beneficial ownership of 1,880,974 shares of E-Z-EM Common Stock, which includes 33,475 shares subject to options that became immediately exercisable in full upon Mr. Stern's death and which constitute 17.3% of the issued and outstanding shares of E-Z-EM Common Stock. The number of shares, exercise prices and expiration dates of the options are as follows:

 No. of Shares         Exercise Price per Share              Expiration Date
 -------------         ------------------------              ---------------
     1,825                       $5.82                           6/28/06
     1,825                       $5.43                           6/28/06
     1,825                      $12.10                           6/28/06
    24,000                      $12.66                           12/28/06
     4,000                      $14.68                           12/28/06

      Linda Stern has direct beneficial ownership of 100,305 shares of E-Z-EM Common Stock that were held by her and Howard Stern as joint tenants with right of survivorship as of the date of his death. In addition, as executor of the H. Stern Estate, Linda Stern is deemed to share beneficial ownership of all of the shares of E-Z-EM Common Stock beneficially owned by the H. Stern Estate, for total beneficial ownership of 1,981,279 shares. Such shares represent 18.2% of the outstanding shares of E-Z-EM Common Stock.

      The percentage beneficial ownership of Linda Stern and the H. Stern Estate set forth in this Item 5(a) are based on 10,896,374 shares of E-Z-EM Common Stock, inclusive of the options set forth in the above table, outstanding as of May 18, 2006.

      (b) Linda Stern has sole voting and dispositive rights with respect to the 100,305 shares of E-Z-EM Common Stock she owns directly. The H. Stern Estate and Mrs. Stern share the voting and dispositive rights with respect to the 1,880,974 shares of E-Z-EM Common Stock owned directly by the H. Stern Estate.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Item 6 of the Statement is hereby amended by adding the following at the end thereof:

      On May 18, 2006, Mrs. Stern entered into a Rule 10b5-1 sales plan with Goldman, Sachs for the sale of shares of E-Z-EM Common Stock. The description of the sales plan set forth in Item 4 of this Amendment No.1 to the Statement is incorporated by reference into this Item 6.

Item 7 Material to be Filed as Exhibits.

      10.6 Sales Plan dated May 18, 2006, between Linda B. Stern and Goldman, Sachs Co.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: May 23, 2006.

                                    ESTATE OF HOWARD S. STERN


                                    By:    /s/ Linda B. Stern
                                           -------------------------------------
                                           Name:  Linda B. Stern
                                           Title: Executor


                                           /s/ Linda B. Stern
                                           -------------------------------------
                                           Linda B. Stern


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